		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Six Months Ended
	Ended June 30
	2009	2008

Earnings before income from equity investees (1)	$ 27,334	$ 27,645

Add back:
Fixed charges	77,355	82,022
Amortization of previously capitalized interest	2,279	2,286
Distributed income of Unconsolidated Joint Ventures	18,526	17,725

Deduct:
Capitalized interest	(598)	(4,890)
Preferred distributions	(1,230)	(1,230)

Earnings available for fixed charges and preferred dividends	$ 123,666	$ 123,558

Fixed charges:
Interest expense	$ 72,706	$ 72,954
Capitalized interest	598	4,890
Interest portion of rent expense	2,821	2,948
Preferred distributions	1,230	1,230
Total fixed charges	$ 77,355	$ 82,022

Preferred dividends	7,317	7,317

Total fixed charges and preferred dividends	$ 84,672	$ 89,339

Ratio of earnings to fixed charges and preferred dividends	1.5	1.4

(1)	Earnings before income from equity investees for the six months ended June 30, 2009 includes a $2.6 million restructuing charge, which primarily represents the costs of terminations of personnel.